SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: May 31, 2011

Press Release

Eltek Reports Fourth Quarter and Fiscal 2010
Financial Results

Will issue first quarter 2011 operating  results, reporting
profitable operations later  today

PETACH-TIKVA, Israel, May 31, 2011 (NASDAQ:ELTK) - Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, announced today its financial results for the fourth quarter and the year ended December 31, 2010.

Revenues for  the year ended December 31, 2010 were $37.5 million, a 2.9% increase over 2009 revenues of $36.4 million.

Gross profit for 2010 was $4.8 million (12.9% of revenues) compared to gross profit of $5.6 million (15.3% of revenues) in 2009.  Gross profit margins decreased despite the increase in revenues, mainly due to the appreciation of the NIS against the U.S. dollar in 2010, as a result of which the U.S. dollar value of the Company’s NIS denominated costs increased.

Operating loss for 2010 was $1.2 million compared to an operating loss of $456,000 in 2009.

Net loss for 2010 was $1.7 million or ($0.26) per fully diluted share, compared to a net loss of $880,000 or ($0.13) per fully diluted share in the 2009.

Fourth Quarter 2010:

Revenues for the quarter ended December 31, 2010 were $10.0 million, an increase of 11.7% compared to the revenues of $9.0 million recorded in the fourth quarter of 2009.

Gross profit for the fourth quarter of 2010 was $1.1 million (11.3% of revenues), similar to gross profit of $1.2 million (13% of revenues) in the fourth quarter of 2009.

Operating loss for the fourth quarter of 2010 was $504,000 compared with an operating loss of $542,000 in the fourth quarter of 2009.

Net loss for the fourth quarter of 2010 was $655,000 or ($0.10) per fully diluted share, compared with a net loss of $729,000 or ($0.11) per fully diluted share in the fourth quarter of 2009.

EBITDA:

In the quarter ended December 31, 2010, Eltek had negative EBITDA of $264,000 compared with EBITDA of $537,000 in the fourth quarter of 2009. Eltek’s EBITDA for the year ended December 31, 2010 was $960,000 compared with EBITDA of $1.6 million in 2009.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

As of December 31, 2010, the Company was not in compliance with certain of its financial covenants in respect of its credit facilities and long-term debt with its banks. However, in May 2011, one of the banks modified the covenant terms, reducing the requirements to a new compliance level effective from the December 31, 2010, while another bank granted the Company a waiver, stating that the bank would not take any measures against it arising from the breach of the covenants before the release of its financial statements for the year ending December 31, 2011, at which time the Company must return to compliance. The Company has initiated discussions with this bank in order to modify the financial covenants and to agree on terms which the Company believes it will be able to meet. As a result of the uncertainty regarding the successful completion of these discussions and of returning to compliance at December 31, 2011, the accounting standards require the Company to re-classify its debt from long term to short term debt at March 31, 2011 and until an agreement on new covenant terms is reached, and compliance with such new terms is anticipated.

There can be no assurance that the Company will return to compliance or new covenant terms will be agreed upon with the bank. Failure to reach an agreement on new covenant terms or in obtaining additional financing, if required, may have a material adverse effect on the Company’s business, results of operations and financial position.

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: "In the fourth quarter of 2010, we continued with our manufacturing efficiency improvements program according to plan, which was an important factor in our achieving increased revenues and net profit of $788,000 in the first quarter of 2011.”

About the Company
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit
Eltek's web site at www.eltekglobal.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

ELTEK LTD.
Consolidated Statements of Operations
For the period ended December 31, 2010
(In thousands US$, except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	Unaudited		Audited
	2010	2009	2010	2009

Revenues	10,025	8,971	37,514	36,442
Costs of revenues	(8,887)	(7,801)	(32,690)	(30,882)

Gross profit	1,138	1,169	4,824	5,560

Selling, general and administrative expenses	(1,642)	(1,712)	(6,033)	(6,016)
Operating loss	(504)	(542)	(1,209)	(456)

Financial expense, net	(198)	(165)	(609)	(424)

Other income, net	0	0	2	4

Loss before income tax expenses	(702)	(707)	(1,816)	(876)

Income tax benefit (expenses), net	(9)	(5)	(19)	(34)

Net loss	(711)	(712)	(1,835)	(910)

Net profit (loss) attributable to non controlling interest	56	(16)	113	30

Net loss attributable to shareholders	(655)	(729)	(1,722)	(880)

Loss per share

Basic net income (loss) per ordinary share	(0.10)	(0.11)	(0.26)	(0.13)

Diluted net income (loss) per ordinary share	(0.10)	(0.11)	(0.26)	(0.13)

Weighted average number of ordinary shares
used to compute basic net income (loss) per
ordinary share (in thousands)	6,610	6,610	6,610	6,610

Weighted average number of ordinary shares
used to compute diluted net income (loss) per
ordinary share (in thousands)	6,610	6,610	6,610	6,610

ELTEK LTD.
Audited Consolidated Balance Sheets
As of December 31, 2010
(In thousands US$)

	December 31,	December 31,
	2010	2009
	Audited
Assets

Current assets
Cash and cash equivalents	1,513	1,258
Receivables: Trade, net of provision for doubtful accounts	7,490	6,932
Other	172	222
Inventories	4,282	3,938
Prepaid expenses	143	241

Total current assets	13,600	12,591

Assets held for employees' severance benefits	1,545	1,432

Fixed assets, less accumulated depreciation	8,162	9,175

Goodwill	530	573

Total assets	23,837	23,771

Liabilities and shareholders' equity

Current liabilities
Short-term credit and current maturities of long-term debts	6,862	5,638
Accounts payable: Trade	6,087	4,666
Related parties	742	713
Other	3,973	3,558

Total current liabilities	17,664	14,575

Long-term liabilities
Long term debt, excluding current maturities	1,253	2,617
Employee severance benefits	1,596	1,440

Total long-term liabilities	2,849	4,057

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 as of December 31, 2010, 6,610,107 as of December 31, 2009	1,384	1,384
Additional paid-in capital	14,328	14,328
Cumulative translation adjustment related to change in reporting currency	2,861	2,635
Cumulative foreign currency translation adjustments	125	309
Capital reserve	695	695
Accumulated deficit	(16,244)	(14,522)
Shareholders' equity	3,149	4,829
Non controlling interest	175	310
Total equity	3,324	5,139
Total liabilities and shareholders' equity	23,837	23,771

ELTEK LTD.
Non-GAAP EBITDA Reconcilliations
For the period ended December 31, 2010
(In thousands US$, except per share data)

Non-GAAP EBITDA Reconcilliations	Three months ended		Year ended
	December 31,		December 31,
	2010	2009	2010	2009
	Unaudited

GAAP net loss	(655)	(73)	(1,722)	(880)
Add back items:

Financial expenses, net	198	115	609	424
Income tax (benefit) expense	9	(15)	19	34
Depreciation	184	510	2,054	2,030
Adjusted EBITDA	(264)	537	960	1,608